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EXHIBIT 12.1

STATION CASINOS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	31-DEC-99	31-DEC-00	31-DEC-01	31-DEC-02	31-DEC-03
Fixed Charges
Interest Expense	$82,320	$92,381	$92,902	$98,985	$95,038
Capitalized Interest	395	3,849	10,918	2,065	3,496
Amortization of Debt Cost	2,659	2,979	6,376	4,082	3,157
Interest Portion of Rentals	4,503	2,907	3,153	3,435	3,655

Total Fixed Charges	$89,877	$102,116	$113,349	$108,567	$105,346

Interest Portion of Rentals
Rentals	$13,644	$8,809	$9,556	$10,408	$11,076
Times 33%	4,503	2,907	3,153	3,435	3,655
Earnings
Pretax Income from Continuing Operations	(63,612)	147,309	30,463	49,756	68,177
Fixed Charges	89,877	102,116	113,349	108,567	105,346
Less: Capitalized Interest	(395)	(3,849)	(10,918)	(2,065)	(3,496)

Total Earnings	$25,870	$245,576	$132,894	$156,258	$170,027

Ratio of Earnings to Fixed Charges	0.29	2.40	1.17	1.44	1.61
Deficit	(64,007)

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STATION CASINOS, INC. RATIO OF EARNINGS TO FIXED CHARGES (AMOUNTS IN THOUSANDS)